IEG Holdings Highlights the 134.2% Premium Being Offered to OneMain Shareholders in its Tender Offer as SEC Declares Registration Statement on Form S-4 Effective

Las Vegas, Nevada – (May 22, 2017) – IEG Holdings Corporation (OTCQB: IEGH) (“IEG Holdings”) cautions shareholders of OneMain Holdings, Inc. (“OneMain”) against dismissing IEG Holdings’ tender offer that offers a 134.2% premium to OneMain shareholders, based on the closing sale prices of IEG Holdings and OneMain common stock on May 19, 2017. IEG Holdings is offering to exchange 20 shares of IEG Holdings’ common stock for each share of common stock of OneMain up to an aggregate of 6,747,723 shares of OneMain common stock, representing approximately 4.99% of OneMain’s outstanding shares as of May 1, 2017, validly tendered and not properly withdrawn in the offer. The Securities and Exchange Commission declared IEG Holdings’ registration statement on Form S-4 relating to the tender offer effective on May 19, 2017. The OneMain tender offer is scheduled to terminate at 5 p.m., Eastern time, on June 15, 2017.

IEG HOLDINGS’ BOARD URGES ONEMAIN SHAREHOLDERS TO CONSIDER TENDERING THEIR ONEMAIN SHARES INTO THE IEG HOLDINGS OFFER

Based on the closing prices of IEG Holdings’ and OneMain’s common stock on May 19, 2017, the aggregate market value of twenty (20) shares of IEG Holdings offered in the offer is 134.2% MORE than the value of one (1) OneMain share.

	Market Price Per Share	Total Value
	(as of May 19, 2017)
1 Share of OneMain Common Stock	$22.80	$22.80
20 Shares of IEG Holdings Common Stock	$2.67	$53.40

Amount you may potentially GAIN:		$ 30.60 per Share

In its role as activist investor, IEG Holdings intends to:

●	encourage OneMain to transform the OneMain “brick and mortar” business model to IEG Holdings’ 100% online-only distribution business model, which IEG Holdings believes could result in estimated cost savings of at least $700 million per year by closing over 1,700 OneMain offices, terminating over 10,000 employees, and achieving substantial cuts in advertising/marketing costs and other significant cost cutting measures, including a significant reduction in aggregate annual executive compensation.

●	encourage OneMain to improve its business from termination of low margin OneMain business segments with a new focus on high margin unsecured loans to near prime clients, a focus on refinancing of existing high quality OneMain customers and termination of lending to sub-prime OneMain customers with FICO score of less than 600 to reduce OneMain loss levels.

Paul Mathieson, IEG Holdings’ Chairman and Chief Executive Officer, said, “OneMain shareholders now have a critical decision to make. We ask OneMain shareholders to consider whether they wish to move forward with an online business model aimed at the future or continue to support an outdated ‘brick and mortar’ model. We are surprised by OneMain’s dismissive response to IEG Holdings’ offer. The response highlights the importance of our offer as history is littered with the relics of archaic ‘brick and mortar’ business models being overrun with an improved online variant, for example Netflix versus Blockbuster.”

Consummation of the offer is conditioned upon satisfaction of certain customary conditions. Shares that are tendered pursuant to a notice of guaranteed delivery but not actually delivered to the depository and exchange agent for the tender offer, Computershare Trust Company, N.A., prior to the expiration time of the offer will not be deemed to be validly tendered into the offer unless and until such shares underlying such notices of guaranteed delivery are delivered.

Complete terms and conditions of the offer are set forth in the Letter of Transmittal and other related materials, as amended, that have been filed with the SEC, and in the registration statement on Form S-4 that was declared effective on May 19, 2017.

Copies of the Letter of Transmittal and other related materials are available free of charge from Georgeson LLC, the information agent for the offer. OneMain stockholders who have questions regarding the tender offer should contact the information agent at IEGH@georgeson.com or (800) 279-6913 (toll-free). Computershare Trust Company, N.A. is acting as depository for the tender offer.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. IEG Holdings has filed with the SEC a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO, each as amended, containing a letter of transmittal and other documents relating to the tender offer. The Registration Statement on Form S-4 was declared effective on May 19, 2017. IEG Holdings will mail these documents without charge to OneMain common stockholders. Investors and stockholders should read those filings carefully as they contain important information about the tender offer. These documents, as well as IEG Holdings’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at IEG Holdings’ website at www.investmentevolution.com. The information contained on the SEC’s and IEG Holdings’ websites is not incorporated by reference in this press release and should not be considered to be a part of this press release. The letter of transmittal and related materials may also be obtained without charge by contacting Georgeson LLC, the information agent for the offer, at IEGH@georgeson.com or (800) 279-6913 (toll-free).

About IEG Holdings Corporation

IEG Holdings Corporation provides online unsecured consumer loans under the brand name, “Mr. Amazing Loans,” via its website, www.mramazingloans.com, in 19 US states. IEG Holdings offers $5,000 and $10,000 loans over a term of five years at a 19.9% to 29.9% APR. IEG Holdings plans future expansion to 25 US states during 2017. For more information about IEG Holdings, visit www.investmentevolution.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors, risks and uncertainties are discussed in IEG Holdings’ filings with the SEC. Investors should not place any undue reliance on forward-looking statements since they involve known and unknown, uncertainties and other factors which are, in some cases, beyond IEG Holdings’ control which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects IEG Holdings’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to operations, results of operations, growth strategy and liquidity. IEG Holdings assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The contents of any website referenced in this press release are not incorporated by reference herein.

Contact:

Company

Paul Mathieson

IEG Holdings Corporation

Chairman/CEO and Founder

info@investmentevolution.com

+1-702-227-5626